DM

18006189

SEC MAIL PROC
Received
MAR 01 2018
WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67843

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TPEG SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

925 S KIMBALL AVE., SUITYE 100
(No. and Street)

SOUTHLAKE	TEXAS	76092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRETT JENSEN 817-310-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MESCH, PLLC
(Name – *if individual, state last, first, middle name*)

600 TEXAS STREET	FORT WORTH	TEXAS	76102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL S. MEADER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TPEG SECURITIES LLC, as of FEBRUARY 23, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRETT JENSEN
My Notary ID # 125153251
Expires December 28, 2020

Notary Public

Signature

MANAGING MEMBER

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MESCH.

TPEG SECURITIES, LLC

FINANCIAL STATEMENTS, SUPPLEMENTAL INFORMATION, & INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED DECEMBER 31, 2017

600 TEXAS STREET, 1ST FLOOR
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

TABLE OF CONTENTS

MESCH.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of TPEG Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TPEG Securities, LLC as of December 31, 2017 , the related statements of operations, changes in members' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of TPEG Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of TPEG Securities, LLC's management. Our responsibility is to express an opinion on TPEG Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TPEG Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

The supplemental information contained in Schedule I - Supplemental Schedules Required by Rule 17A-5 of The Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of TPEG Securities, LLC's financial statements. The supplemental information is the responsibility of TPEG Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I - Supplemental Schedules Required by Rule 17A-5 of The Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Moss. PLLC

We have served as TPEG Securities, LLC's auditor since 2016.

Fort Worth, Texas
February 20, 2018

TPEG Securities, LLC
Statement of Financial Condition
December 31,2017

ASSETS

Current Assets		
Cash and cash equivalents	$ 104,376	
Total current assets		**$ 104,376**
Total Assets		**$ 104,376**

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities		
Accounts payable	$ 43,793	
Total current liabilities		**$ 43,793**
Total long-term liabilities		**0**
Total Liabilities		**43,793**
Members' Capital		**60,583**
Total Liabilities and Members' Capital		**$ 104,376**

The accompanying notes are an integral part of these financial statements.

TPEG Securities, LLC
Statement of Operations
For The Year Ended December 31, 2017

Revenue		
PP Offering	$ 9,700,099	
Other revenue	(12,360)	
Regulatory fees	14,291	
Total Revenue		**$ 9,702,030**
Expenses		
Employee compensation and benefits	6,819,950	
General operating expenses	2,750,463	
Occupancy and equipment	24,720	
Regulatory and clearance	42,611	
Technology and communication	6,000	
Total Expenses		**9,643,744**
Income Before the Provisions for Income Taxes		**58,286**
Provision for Income Taxes		
State	20,786	
		20,786
Net Income		**$ 37,500**

The accompanying notes are an integral part of these financial statements.

TPEG Securities, LLC
Statement of Changes in Members' Capital
For The Year Ended December 31, 2017

Beginning Capital	$	39,557
Distributions		(16,474)
Net income for the year ended December 31, 2017		37,500
Ending Capital	**$**	**60,583**

The accompanying notes are an integral part of these financial statements.

TPEG Securities, LLC
Statement of Cash Flows
For The Year Ended December 31, 2017

Cash Flows from Operating Activities		
Net Income		$ 37,500
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (Decrease) in:		
Accounts payable	$ (16,292)	
Total adjustments		(16,292)
Net cash provided by operating activities		21,208
Cash Flows from Financing Activities		
Distributions	(16,474)	
Net cash (used) by financing activities		(16,474)
Net Increase in Cash		4,734
Cash and cash equivalents at beginning of year		99,642
Cash and cash equivalents at end of year		$ 104,376

The accompanying notes are an integral part of these financial statements.

TPEG Securities, LLC
Statement of Cash Flows (Continued)
For The Year Ended December 31, 2017

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for		
Interest	$	0
Taxes		6,565
Total	$	6,565

The accompanying notes are an integral part of these financial statements.

TPEG Securities, LLC
Notes to Financial Statements
For The Year Ended December 31, 2017

Note 1: Description of Business

TPEG Securities, LLC (the "Company") is limited liability company organized in the State of Texas on October 15, 2007. The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act").

The Company acts as a dealer/investment advisor for certain private placement offerings and does not maintain discretionary accounts for its customers.

Note 2: Summary of Significant Accounting Policies

Basis of accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United Statement of America (GAAP) which is required by the SEC and FINRA.

Use of estimates
The presentation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include investments with maturities at the time of acquisition of three months or less. The Company has not designated any other assets as cash equivalents in determining the net change in cash in the statements of cash flows.

Credit risk
The Company maintains deposits at a financial institution which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Revenue and cost recognition
Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis. Selling, general and administrative costs are charged to expenses as incurred.

Note 3: Fair Value Measurement

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable input (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows.

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access,

Level 2 Inputs to the valuation methodology include:

- Quoted prices for identical assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability 's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In establishing a fair value hierarchy for the Company's investments in accordance with ASC 820, the following value methodologies were used:

The carrying value of cash and cash equivalents and accounts payable approximate fair value due to the short maturity of these instruments.

Note 4: Related Party Transactions

The Company shares office space, personnel, and other general expenses with a business owned and operated by the members of the Company. The Company reimburses the related entity $3,060 per month to cover their allocation of expenses. As of December 31, 2017, the Company owed a total of $9,180 in expense reimbursements to the related entity. The Company also pays transaction fees to the same related entity which totaled $2,720,367 for the year ended December 31, 2017.

Note 5: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits. As of December 31, 2017, the Company was in compliance with both their minimum net capital and ratio of aggregate indebtedness requirements.

Note 6: Income Taxes

The Company is not a tax paying entity for federal income tax purposes, and thus no income tax expense has been recorded in the financial statements. The Company's taxable income is passed through its members' personal and business income tax returns.

The Company is subject to the Texas franchise tax, and total franchise tax accrued for the year ended December 31, 2017 was $14,221.

The Company has also adopted the provisions of ASC Topic 740 (*Income Taxes*) relating to unrecognized tax benefits on January 1, 2009. This standard addresses the financial statement recognition, measurement and disclosure of uncertain tax positions, and requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. Because the Company is a partnership for federal income tax purposes, and therefore not a tax paying entity, there are no liabilities recorded for uncertain tax positions for the year ended December 31, 2017.

The Company is no longer subject to U.S. Federal income tax examinations by tax authorities for years before 2013 or subject to Texas franchise tax examinations for years before 2012.

Note 7: Subordinated Liabilities

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2017.

Note 8: Subsequent Events

The Company has evaluated subsequent events through February 20, 2018, the date that its financial statements was issued. There were no material events that came to the attention of management and require disclosure in the financial statements.

TPEG Securities, LLC
Schedule I - Supplemental Schedules Required by Rule 17A-5
Of The Securities and Exchange Commission
As Of December 31, 2017

Computation of Net Capital:

Total stockholders' equity	$	60,583		
Add: subordinated liabilities		0		
Total capital and allowable subordinated liabilities			$	60,583
Deductions and/or charges:				
Non-allowable assets				0
Net capital before haircuts on securities positions				60,583
Haircut on securities				0
Net Capital			$	60,583

Computation of Basic Net Capital Requirement

Minimum net capital required - 6.67% of aggregate indebtedness	$	2,921
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Excess net capital	$	55,583
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	54,583

See independent auditor's report on supplemental schedule.

TPEG Securities, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission (Continued)
As Of December 31, 2017

Computation of Aggregate Indebtedness

Total liabilities	$	43,793
Less: exclusions		0
Aggregated Indebtedness	$	43,793
Percentage of aggregate indebtedness to net capital		72.29%

Reconciliation with Company's Allowable Net Capital

Net capital, as reported in Company's unaudited Focus Report	$	91,641
Audit adjustments		(31,058)
Adjusted net capital	$	60,583

See independent auditor's report on supplemental schedule.

TPEG Securities, LLC
Schedules II and III
December 31, 2017

Schedule II – Computation For Determination of Reserve Requirements Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of the Rule.

Schedule III – Information Relating to The Possession or Control Requirements Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of the Rule.

MESCH.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of TPEG Securities, LLC

We have reviewed management's statements, included in the accompanying TPEG Securities, LLC's Exemption Report, in which (1) TPEG Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which TPEG Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (exemption provisions) and (2) TPEG Securities, LLC stated that TPEG Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. TPEG Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TPEG Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mesch. PLLC

Fort Worth, Texas
February 20, 2018

600 TEXAS STREET, 1ST FLOOR
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

TPEG Securities, LLC's
Exemption Report
Year Ended December 31, 2017

TPEG Securities, LLC (the Company) is a registered broker-dealer subject to Rule l7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.1 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.l5c3-3 (k)(1) throughout the period January 1, 2017 to December 31, 2017 without exception.

TPEG Securities, LLC

I, Daniel S. Meader, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Managing Member

February 20, 2018

MESCH.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Members of TPEG Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by TPEG Securities, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of TPEG Securities, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating TPEG Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). TPEG Securities, LLC's management is responsible for TPEG Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 or the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Fort Worth, Texas
February 20, 2018

MESCH.

February 26, 2018

To the Members of
TPEG Securities, LLC

In connection with our audit of the financial statements and supplemental information of TPEG Securities, LLC (the "Company") for the year ended December 31, 2017, we have issued our report thereon dated February 20, 2018. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2017. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by TPEG Securities, LLC in its 2017 financial statements are described in Note 2 to the financial statements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. There were no critical accounting estimates that would affect the Company's financial statements.

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

Significant Unusual Transactions

For purposes of this letter, professional standards define significant unusual transactions as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us, significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted, or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. We note no transactions entered into by the Company, during the year, for which there was a potential bias in management's judgment. All significant transactions have been recognized in the financial statements in the proper period.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. There were no material uncorrected misstatements identified in the audit of the December 31, 2017 financials.

Auditor's Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and have discussed with you.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule I - Supplemental Schedules Required by Rule 17A-5 of The Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Internal Control

In planning and performing our audit of the financial statements of the Company as of December 31, 2017, we considered the Company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identity all deficiencies in internal control that might be material weaknesses or significant deficiencies, and therefore, material weaknesses or significant deficiencies may exist that were not identified. In addition, because of inherent limitations in internal control, including the possibility of management override of controls, misstatements due to error or fraud may occur and not be detected by such controls.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a

material weakness, yet important enough to merit attention b those responsible for oversight of the company's financial reporting. We did not identify any deficiencies in internal control that we consider to be a control deficiency, a material weakness, or a significant deficiency, as defined above.

This information is intended solely for the use of the members and management of TPEG Securities, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Sincerely,

Mesch, PLLC